UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2026	Jati Widagdo
Date: May 5, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.29/LP 000/COP-M0000000/2026

Jakarta,	May 5, 2026

To.

Bapak I Gede Nyoman Yetna – Direktur

Bapak Adi Pratomo Aryanto – Kadiv. Penilaian Perusahaan 2

PT Bursa Efek Indonesia

Gedung Bursa Efek Indonesia, Tower 1, Lt. 6

Jl. Jend. Sudirman Kav. 52-53,

Jakarta 12190 Indonesia

Re	:	Published Answer to the Exchange Explanation Request

Respectfully,

Following up:

1.	Letter from Indonesia Stock Exchange (“IDX”) Number: S-03213/BEI.PP2/03-2026 dated March 12, 2026 regarding Request for Clarification for Telkom’s Disclosure of Information;
2.	Letter from Indonesia Stock Exchange (“IDX”) Number: S-03695/BEI.PP2/04-2026 dated April 2, 2026 regarding Request for Clarification; and
3.	Letter from Indonesia Stock Exchange (“IDX”) Number: S-04582/BEI.PP2/04-2026 dated April 24, 2026 regarding Request for Clarification.

Below we provide our response to the request for clarification:

1.	To explain the roles and responsibilities of the Legal and Compliance Directorate as well as the Chief Integrity Officer.

Answer:

As part of the Company’s efforts to enhance its policies, procedures, and Internal Control over Financial Reporting (ICFR), the current management has established the Legal & Compliance Directorate as well as the position of Chief Integrity Officer (“CIO”).

The Legal & Compliance Directorate is led by the Director of Legal & Compliance (“L&C Director”). As a member of the Board of Directors, the L&C Director holds roles and responsibilities in managing the Company’s legal, governance, and compliance aspects in a comprehensive manner. In carrying out these functions, the L&C Director acts, among others, as a strategist, steward, ambassador, and operator in managing legal aspects that support the Company’s business activities within the governance, risk, and compliance (“GRC”) framework.

This Directorate also plays a role in overseeing policy control across the Telkom Group, supported by advanced technology, to ensure the implementation of good corporate governance (“GCG”) principles as well as compliance with applicable laws and regulations and other internal policies, in order to support the achievement of the Telkom Group’s strategic objectives.

The CIO, who is appointed by the President Director, is responsible for providing input to management in strengthening the implementation of integrity standards and governance within the Company. In practice, the CIO oversees processes with integrity-related risks, including procurement, strategic projects, and business partnerships, to ensure that such processes are conducted transparently and in line with good corporate governance principles.

In addition, the CIO supports anti-corruption and fraud prevention efforts through integrity awareness initiatives and by providing recommendations for process improvements to management. Under certain circumstances and in accordance with management’s assignment, the CIO may also support internal investigation processes carried out by the relevant functions within the Company.

2.	Please provide a chronological explanation of how this series of events began, including when and how the SEC and DOJ first initiated their investigations into the Company, what triggered the initial investigation (e.g., a whistleblower report, audit findings, referrals from other regulators, or other sources), and how the investigation developed to the point of producing the findings disclosed in the Form 6-K dated March 10, 2026?

Answer:

In October 2023, the Company received a document request from the U.S. Securities and Exchange Commission (“SEC”) regarding Telkom Infra’s involvement in a project with the Telecommunication and Information Accessibility Agency of the Ministry of Communication and Informatics (“BAKTI Kominfo”) concerning the provision of 4G Base Transceiver Station (“BTS”) infrastructure. Since then, the SEC has expanded its investigation to include accounting and disclosure issues related to Telkom’s revenue recognition practices and financial reporting, as well as internal controls over financial reporting, including public reports concerning certain legal proceedings in Indonesia involving the Company, its various subsidiaries and affiliates, and a number of Telkom’s clients and suppliers. Since May 2024, the Company has also received additional information requests from the U.S. Department of Justice (“DOJ”) focusing on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each of these U.S. authorities is aware of the other’s investigation. The SEC and DOJ investigations are ongoing, and the Company is cooperating with the U.S. authorities. The investigations by the SEC and DOJ are not joint investigations but are conducted in parallel, with each authority exercising its own independent jurisdiction.

In February 2025, the U.S. administration issued an executive order titled “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security,” pausing DOJ enforcement of the FCPA for 180 days. Shortly thereafter, the DOJ and SEC informed Telkom of an indefinite pause on the FCPA-related aspects of their investigations. We cannot be certain how any changes to FCPA enforcement will affect the U.S. regulators’ investigation of our business.

The Company is not in a position to provide an opinion on the “trigger” of the investigations by the SEC and DOJ, as it does not have access to information regarding the regulators’ motivations or the reasons underlying their actions.

3.	To explain the jurisdiction of the DOJ and the applicability of the FCPA in relation to the Company, as well as its impact on the Company’s financial statements, including disclosures.

Answer:

The DOJ has jurisdiction over the Company as its shares are listed on the New York Stock Exchange. Accordingly, the Company is subject to U.S. securities laws and regulations, including those governing the preparation of financial statements and related disclosures. In addition, as an issuer in the United States, the Company is also subject to the provisions of the U.S. Foreign Corrupt Practices Act (FCPA).

4.	Pursuant to Dodd-Frank Act Section 954, SEC Rule 10D-1, and Section 303A.14 of the NYSE Listed Company Manual, which require all listed issuers to adopt a Recovery of Erroneously Awarded Compensation policy, has the Company formally adopted a Clawback Policy? If so, please confirm the effective date of such policy within the Company.

Answer:

The Company is subject to the provisions of Minister of State-Owned Enterprises Regulation No. PER-03/MBU/03/2023 on the Organs and Human Resources of State-Owned Enterprises, which, among others, governs clawback provisions. The Company has implemented these provisions since May 30, 2023.

5.	Has there been, or is there any expectation of, a class action lawsuit by investors in the United States or Indonesia in connection with this disclosure?

Answer:

As of the date hereof, the Company has not received any official notification of a class action lawsuit, whether in the United States or Indonesia, in connection with such disclosure. The Company is not in a position to speculate on any potential legal actions that may be taken by any parties in the future.

6.	Please provide an update on the restatement process of the 2023 and 2024 Financial Statements, including a more definitive estimate of the quantitative impact on profit before tax and fixed asset balances, considering that the Company previously only disclosed that the impact exceeds the materiality threshold of IDR 2 trillion.

Answer:

The Company’s Form 6-K filed on March 10, 2026 was based on management’s assessment as of the date thereof, and described the accounting treatment with respect to certain drop cable assets and the asset classification of “last mile to the customers” as accounting errors. The March 10, 2026 Form 6-K noted that the Company’s evaluation of this issue was ongoing and had not been finalized, and that the Company’s independent registered public accounting firm had not completed its audit of the statements made in the March 10, 2026 Form 6-K and therefore was not in a position to agree or disagree with the statements therein.

The Company has completed its evaluation and review, and has concluded that the accounting treatment with respect to certain drop cable assets, which are a distinct component within telecommunications infrastructure, and the asset classification of “last mile to the customers” should be characterized as changes in accounting policy, rather than accounting errors.  In reaching this conclusion, the Company conducted additional analyses, consulted with external advisors regarding the application of International Accounting Standard (“IAS”) 8: Accounting Policies, Changes in Accounting Estimates and Errors and IAS 16: Plant, Property and Equipment, and consulted with the Audit Committee. The accounting policy changes will be applied retrospectively in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Form 20-F”) and that the affected comparative information for the years ended December 31, 2023 and 2024 will be revised and adjusted accordingly.

Accordingly, on April 30, 2026, the Company filed a Form 6-K Amendment withdrawing its prior conclusion, as described above, with regard to the Company’s annual consolidated financial statements as of and for the years ended December 31, 2024 and 2023 (“Affected Financial Statements”), and the associated reports of the Company’s independent registered public accounting firm, as well as the relevant portions of any communication which describe or are based on the Affected Financial Statements, and confirming that the foregoing can be relied upon.

7.	Please explain the outcome or progress of the request for an extension of time to submit the 2025 Financial Statements to the SEC (maximum 15 days from the April 28, 2026 deadline), as well as the Company’s ability to meet the 60-day Extended Non-Reliance Disclosure Event deadline of the NYSE, which ends around May 9, 2026.

Answer:

The Company filed a Notification of Late Filing on Form 12b-25 on April 30, 2026.  The Form 12b-25 explains that, as described in the Form 6-K/A furnished by Telkom to the Securities and Exchange Commission on April 30, 2026, the Company has completed its previously disclosed evaluation of the accounting treatment of certain drop cable assets, which are a distinct component within telecommunications infrastructure, and the asset classification of “last mile to the customers.”  The Company has concluded that the accounting treatment with respect to certain drop cable assets and the asset classification of “last mile to the customers” should be characterized as changes in accounting policy. The accounting policy changes will be applied retrospectively in the 2025 Form 20-F and the affected comparative information for the years ended December 31, 2023 and 2024 will be revised and adjusted accordingly. As a result of the foregoing, the Company requires additional time to finalize its financial statements and related disclosures to be included in the 2025 Form 20-F.

We hope this information is helpful. Thank you for your attention and cooperation

Sincerely,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary